                                      Filed by Expedia, Inc.
                                      Pursuant to Rule 165 and Rule 425
                                      under the Securities Act of 1933
                                      Subject Company:  Expedia, Inc.
                                      Commission File No.  000-27429

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. Forward-looking statements can be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or comparable terms. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors or failure of the transactions described to be completed for any reason. We have based all of our forward-looking statements on information available to us as of July 16, 2001 and we are not obligated to update any of these forward-looking statements. You should note that our actual results could differ materially from the forward-looking statements.

USA Networks, Inc. ("USA") and Expedia, Inc. ("Expedia") will file a joint prospectus/proxy statement and other relevant documents concerning USA's acquisition of Expedia with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE JOINT PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting USA Networks, Inc., 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, or Expedia, Inc., 13810 SE Eastgate Way, Suite 400, Bellevue, WA 98005,
Attention: Investor Relations. INVESTORS SHOULD READ THE JOINT PROSPECTUS/PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

USA and its directors and officers may be deemed to be participants in the offering of securities by USA, and Expedia and its directors and officers may be deemed to be participants in the offering of securities by Expedia as well as in the solicitation of proxies from Expedia shareholders to adopt the agreement providing for USA's acquisition of a controlling interest in Expedia. A detailed list of the names and interests of USA's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by USA with the SEC on April 9, 2001, and a detailed list of the names and interests of Expedia's directors and executive officers is contained in the definitive proxy statement on Schedule 14A filed by Expedia with the SEC on October 11, 2000. Copies of those filings may be obtained free of charge at the SEC's website at www.sec.gov.

                                    * * * *
[THE FOLLOWING DOCUMENT WAS CIRCULATED BY EXPEDIA TO ALL EMPLOYEES OF EXPEDIA VIA ELECTRONIC MAIL ON JULY 16, 2001.]

As you know we are taking a huge step forward today through USA Network's purchase of Microsoft's majority ownership in Expedia. Rich's mail explained in broad terms what this change means in terms of new opportunities and direct benefits for the company.

Just as importantly, how does this affect all of you?

I.  Overall impact:  Business as usual
--------------------------------------

 . We will continue to be an independently run, publicly traded company with the same Expedia culture...the one you came here and stayed here for. Passion for the company, our products and customers, drive to perform our best, placing our highest value on employees and treating them with respect and dignity, and having fun. We're here for the long term and don't intend to change our culture and values, except to strive to keep getting better.

 . There will be no change in our benefits, compensation and employee related policies, except as part of our normal annual review to ensure we have programs that are cost effective and competitive with the market.

 .  There will be no impact on people's jobs and who they report to.

 . We will continue to utilize Microsoft's services as before (such as MSExpense and corpnet), although we will continue with our plans to independently provide our own services and systems by the end of the fiscal year.

 . For those employees who came over from Microsoft, there will be an impact if you still hold vested Microsoft options. As communicated at the time of the spinoff, you will have three months following the close of the transaction (estimated to be in 3 months or so) to exercise your MS stock options, since Microsoft's drop in ownership will prevent Expedia employees from remaining in the MS stock option plan.

 . There will be no impact on the salary increases, bonus and stock grants for the current review period. Our process continues as planned, with compensation changes scheduled to be wrapped up and finalized this week.

II.  Overview of impact on you as an Expedia shareholder or stock option holder
-------------------------------------------------------------------------------

Although this is technically an agreement between USA Networks and Microsoft, the deal announced today is also beneficial to Expedia employees who have stock options (that's almost everyone in the company), and employees who are actual Expedia shareholders.

 . First, there will be no impact on Expedia stock options. Employees will continue to keep their current stock options, with no changes from before.

 . For those who hold Expedia stock options as of 7/15/01, the "plus" is that there will be a distribution of Expedia warrants (warrants are similar to stock options).

 .  For those who are also Expedia shareholders, they will have a choice of

      a) Exchanging their Expedia stock for a bundle of USA Networks stock and warrants - this is the Microsoft transaction that is also being offered to all current Expedia shareholders, or

      b) Keeping their Expedia stock as is (i.e. not exchanging Expedia stock for USAI stocks & warrants), and instead receiving an additional distribution of Expedia warrants.

Why are Expedia shareholders and option holders receiving additional Expedia warrants? Expedia and USA wanted to provide a way to reward shareholders for retaining their Expedia stock and to provide additional incentive and reward to employees. This is much in line with our philosophy that employees should have a personal stake in the company's future with opportunities for stock ownership and the chance to share in the company's success.

III.  Details on how this impacts Expedia stock option holders
--------------------------------------------------------------

We're going to talk about how this affects Expedia option holders first, since this affects almost all current Expedia employees. These are the main points:

    . All employees who as of 7/15/01 hold Expedia stock options will receive approximately one Expedia warrant for every five shares of Expedia stock options that they hold (the exact ratio is 0.1920).

    . A warrant is like a stock option, in that it gives you the right to buy Expedia stock in the future at a specified price. At the time that it is granted to you, you do not have to pay any money to buy Expedia stock nor do you have pay any taxes if you are in the USA (We are currently confirming the tax treatment in Europe and Canada, and will communicate this information for employees in those countries as soon as possible). It is entirely up to you as to whether and when you exercise those warrants and convert them into actual Expedia shares, or exercise and sell them at the same time.

The features of these Expedia warrants are described below:

-------------------------------------------------------------------------------------------------------------------
Number of warrants to be issued                           About 1 Expedia warrant for every 5 Expedia options
                                                          (0.192 ratio) - both vested and unvested options
-------------------------------------------------------------------------------------------------------------------
Exercise price                                            $52.00/share
-------------------------------------------------------------------------------------------------------------------
Vesting schedule                                          Vesting of the warrant will closely follow the vesting
                                                          of the stock options on which they are based.
                                                          .  Part 1:  No warrants will be vested for the first 90
                                                                      days following the close of the deal
                                                          .  Part 2:  After the 90 days have passed, all warrants
                                                                      will vest according to the dates of the
                                                                      underlying options
-------------------------------------------------------------------------------------------------------------------
Term (life) of the warrant                                7 years
-------------------------------------------------------------------------------------------------------------------
Traded on the stock market                                Unlike stock options, the warrants themselves can be
                                                          traded (sold to another buyer) in the future on one of
                                                          the stock market exchanges such as the NASDAQ (the exact
                                                          stock exchange has not been determined yet).
-------------------------------------------------------------------------------------------------------------------
Employee taxes                                            Employees will be taxed either on the sale of the
                                                          warrant to someone else, or when you exercise your
                                                          warrant to purchase Expedia stock
-------------------------------------------------------------------------------------------------------------------
In the event of termination of employment                 In the event you decide to leave Expedia, you will be
                                                          able to keep your vested warrants and you may exercise
                                                          them up to 7 years following the date of the warrant.
                                                          If you leave before the warrants are vested (e.g. if you
                                                          leave before the first 90 days are up) you will forfeit
                                                          all of your warrants.  After the 90 days are up, you may
                                                          still keep your vested warrants even if you leave
                                                          Expedia (but you lose your unvested warrants).
-------------------------------------------------------------------------------------------------------------------

IV. Details on how this impacts Expedia shareholders
----------------------------------------------------

Some employees are not just stock option holders, they have also purchased shares of Expedia stock and so are considered an Expedia shareholder.

    . For those employees who are Expedia shareholders, they will receive warrants based on their stock options, PLUS they will have a choice of exchanging their stock from Expedia stock to a bundle of securities issued by USA Networks - USAI common stock, a new series of USAI preferred stock, and a warrant in USA Networks stock. They may also choose instead to continue to hold their Expedia stock and receive a warrant which is similar to those granted to employee option holders for Expedia shares (without the vesting restrictions, of course). They may choose a combination of the two as well by exchanging some but not all of their stock.

Before we begin, let's address this question - "Am I an Expedia shareholder with the right to exchange my shares as part of this deal?"

    You are an Expedia shareholder who is part of this deal if you bought (and still hold) your shares of stock through:

      . The open market (for example, through your own stock broker or through a firm like E-Trade),

      . The Employee Stock Purchase Plan (ESPP) where you deducted money from your paycheck and then purchased & held shares at the end of the six month period

      . The Expedia Directed Stock Program, in which you bought IPO shares at the time of Expedia's initial public offering, or

      . Exercising your options (purchasing shares of stock with cash) and holding them as stock (not selling at the same time, or later).

   Put another way, Expedia shareholders are those who actually paid money out of their own pocket to buy shares of Expedia stock and did not subsequently sell those shares of stock to someone else. If you only have Expedia stock options, then you are not an Expedia shareholder.

Background of "Tagalong Right" and how this affects all current Expedia Shareholders

At the time of the creation of Expedia and spinoff from Microsoft, Microsoft agreed that it would not sell its shares to anyone without having the same offer made to all shareholders. Therefore, this stock transaction between USA Networks and Microsoft is important for all Expedia shareholders to understand, as they will have the ability to have a similar package.

Brief Explanation of USA Networks Inc. Package

USA Networks is offering to buy Expedia stock at the purchase value of approximately $40.00 per share (not $40 in cash). This is a package made up of three (3) parts:

 .  $17.50 worth of USA Networks Inc. (USAI) common stock
      (Provided that the exchange ratio of USA common shares to Expedia common shares will be no higher than 0.5645 and no lower than 0.7609).

 .  $17.50 worth of USA Networks Inc. (USAI) preferred stock
      This will equal 0.35 shares of a newly issued USA convertible preferred stock with a face value of $17.50 per Expedia share. The general features of these preferred stock are that 1) it pays a dividend on a regular basis, that dividend can be paid in cash or stock by USA Networks, and it is convertible into common stock at a ratio that changes with the stock price of USA Networks Inc. and 2) it has 2 votes, instead of 1 vote.

 .  $5.00 worth (Black-Scholes value) of USA Networks Inc. (USAI) warrants.

-------------------------------------------------------------------------------------------------------------------
Number of warrants to be issued                           Approximately 0.4176 warrants issued for every Expedia
                                                          share owned (depending on USA Networks price at closing)
-------------------------------------------------------------------------------------------------------------------
Exercise price                                            $35.10/share
-------------------------------------------------------------------------------------------------------------------
Vesting schedule                                          All USA Network warrants are fully vested immediately
                                                          upon receipt.  They are yours to have with no
                                                          restrictions, just as your stock was your own.
-------------------------------------------------------------------------------------------------------------------
Term (life) of the warrant                                7 years
-------------------------------------------------------------------------------------------------------------------
Traded on the stock market                                The USA warrants themselves will also be traded (can be
                                                          sold to another buyer) in the future on one of the stock
                                                          market exchanges such as the NASDAQ.
-------------------------------------------------------------------------------------------------------------------
Employee taxes                                            Employees will be taxed either on the sale of the
                                                          warrant to someone else, or when you exercise your
                                                          warrant to purchase Expedia stock
-------------------------------------------------------------------------------------------------------------------
In the event of termination of employment                 The USA Networks warrants are not tied to your
                                                          employment at Expedia.  In the event you decide to
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                                          leave Expedia, you will be able to take all of your USA
                                                          Networks warrants with you and you may exercise them up
                                                          to 7 years following the date of the warrant.
-------------------------------------------------------------------------------------------------------------------

Choices for Expedia shareholders

All Expedia shareholders are being given the same offer that Microsoft has, but there are two important points to note.

    . First, Expedia shareholders do not have to accept this offer, if they want to just keep their shares of Expedia as they are right now...in Expedia stock. They can just decline to exchange their shares.

    . The second point is that Expedia shareholders may not be able to convert all of their Expedia shares to USAI stock and warrants, even if they want to. Why? Because there is a limit to the number of Expedia shares that USA Networks will be purchasing, and if more Expedia shareholders are interested than what is possible, the number of shares converted will be cut back for each interested shareholder on a prorated basis.

Details of the possible number of shares to be purchased by USA Networks:

    . USA Networks is offering to purchase up to 37.5 million shares of Expedia stock.

    . Microsoft currently owns approximately 70% of Expedia shares, or 33.7 million shares.

    . If more than 37.5 million shares of Expedia stock are voted to be exchanged, then all interested shareholders will be cut back on a prorated basis. If, for example, 46.87 shares were voted to be exchanged, then 37.5 million available divided by 46.87 million shares (33.7 million of MS + 13.17 million of others) = 80%. Every shareholder would be given 80% of their request, including Microsoft.

Those shares that do not become exchanged for USA Networks stock and warrants, either because the shareholder chose not to or because a prorated cut back occurred, will remain as Expedia, Inc. stock and instead will receive about one Expedia, Inc. Warrant for each 5 shares of Expedia shares owned (0.1920 ratio). These warrants will be similar to the ones given to Expedia option holders, except that they will not have any vesting restrictions.

V.  Order of events & tentative schedule
----------------------------------------

1. Formal, written documentation will be sent out to all shareholders and option holders. (Date TBD)

2. There will be a special shareholder's meeting in a few months where shareholders can vote their requests to exchange anywhere between 0-100% of their Expedia shares for the USA Networks package. They will also vote their approval on the entire transaction.

3. About 10 days before this special shareholder's meeting, eligible Expedia option holders will be offered their set of Expedia warrants, again based on the approximate ratio of 1 warrant for every 5 Expedia options.

4. Employees will be required to accept their warrants within a specified time period. When employees accept their warrants, they will have to agree to not exercise any of the underlying options until the close of the deal (which should occur shortly after the shareholder's meeting).

5. After the official close of the deal (shortly after the shareholder's meeting), shareholders will receive their new stock and warrants in USA Networks.

VI.  Where to get additional information
----------------------------------------

Confused? Want to know more about what a warrant is? Here are some ways for you to get more information:

Informational meetings:

    . Bellevue: There will be a number of sessions held this week. The first ones will be on Tuesday, July 17th, at 8:30 AM and then repeated at 10:00 AM that day. More sessions will be scheduled for Wednesday and Thursday; the schedule will be sent out shortly with a sign up sheet, as there is a space limit to the room. Location info will be sent out later today.

    . Europe/Canada - Conference calls will be set up this week. The schedule will be sent out shortly.

    . Las Vegas: There will be a number of sessions on Friday, July 20th. The schedule will be sent out shortly.

Contact regarding your stock options and ESPP

    .  Questions in general - e-mail "expbene"

    . Questions on your Expedia stock options or ESPP? For current account information, you may visit the PaineWebber website at www.csbs.painewebber.com/expe or contact a PaineWebber Customer Service Representative at 1-877-540-5554 between the hours of 9 a.m. and 6 p.m. EST (6 a.m. - 3 p.m. PST) to utilize the IVR or to speak with a Registered Representative.

FAQ materials will be sent out

     We will be sending out additional information in the form of "Frequently Asked Questions." Look for the first one to come in the next day or so.

VII.  Summary
-------------

We know that while this is an exciting time for us all, there are a lot of details here that are complex and difficult to understand. We encourage you to seek out information - ask us the questions so we can help you understand your choices better, and we also urge you to stay focused on serving our customers & suppliers with a great product.